As filed with the Securities and Exchange Commission on December 5, 2000

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

ADAC Laboratories

(Name of Subject Company (Issuer))

Philips Medical Acquisition Corporation

a Wholly Owned Subsidiary of

Philips Holding USA Inc.

a Wholly Owned Subsidiary of

Koninklijke Philips Electronics N.V.

(Names of Filing Persons)

COMMON STOCK,
NO PAR VALUE

(Title of Class of Securities)

005313200

(CUSIP Number of Class of Securities)

William E. Curran

President

Philips Holding USA Inc.

1251 Avenue of the Americas

New York, New Your 10020

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Matthew G. Hurd
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498
(212) 558-4000

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee(2)
$489,852,842	$97,971

(1)         Based on the offer to purchase all of the outstanding shares of common stock of ADAC Laboratories together with the associated rights to purchase Series A Junior Participating Preferred Stock at a purchase price of $18.50 cash per share, 21,136,116 shares outstanding and outstanding options with respect to 5,342,416 shares, in each case as of November 12, 2000.

(2)         1% of 1/50th of the transaction valuation.

[X]         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $97,971
Form or Registration No.: 005-32403
Filing Party: Koninklijke Philips Electronics N.V.
Date Filed: November 14, 2000

[_]         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]         third-party tender offer subject to Rule 14d-1.
[_]         issuer tender offer subject to Rule 13e-4.
[_]         going-private transaction subject to Rule 13e-3.
[_]         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [_]

             This Amendment No. 4 ("Amendment No. 4") to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 14, 2000 (the "Original Schedule TO"), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Original Schedule TO (collectively, the "Schedule TO"), by Koninklijke Philips Electronics N.V., Philips Holding USA Inc. and Philips Medical Acquisition Corporation ("Merger Sub") relating to the tender offer (the "Offer") commenced by Merger Sub, on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC Laboratories ("ADAC") together with the associated rights to purchase series A junior participating preferred stock of ADAC, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal.

             The information in the Original Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 4, except as otherwise set forth below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Original Schedule TO.

Item 11.   Additional Information.

Item 11 of this Schedule TO is hereby amended and supplemented to include the following as the final paragraph of Section 15 of the Offer to Purchase entitled “Certain Legal Matters”:

The applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on November 29, 2000. The parties have determined that antitrust filings are also required in Austria, Brazil, Germany and Italy. Filings have been made with the Brazilian and German antitrust authorities, and will shortly be made with the Austrian and Italian agencies.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2000

PHILIPS MEDICAL ACQUISITION CORPORATION By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Vice President
PHILIPS HOLDING USA INC. By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Senior Vice President
KONINKLIJKE PHILIPS ELECTRONICS N.V. By: /s/ Cor Boonstra Name: Cor Boonstra Title: President, Chairman of the Board of Management and the Group Management Committee
By: /s/ Jan H.M. Hommen Name: Jan H.M. Hommen Title: Executive Vice-President, Chief Financial Officer, Member of the Board of Management and the Group Management Committee